UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         Keryx Biopharmaceuticals, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    492515101
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                                Page 1 of 7 Pages

CUSIP No. 492515101                   13G                  Page 2 of 7 Pages
-------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Hartz Capital Investments, LLC
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY
-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          New Jersey
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 1,470,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    Warrants to purchase 1,470,000 shares of Common Stock
-------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Warrants to purchase 1,470,000 shares of Common Stock
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          2.56%
-------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          OO
-------------------------------------------------------------------------------

CUSIP No. 492515101                   13G                  Page 3 of 7 Pages
-------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Empery Asset Management, LP
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
          (a) [X]
                                                               (b)  [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY
-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 931,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    Warrants to purchase 931,000 shares of Common Stock
-------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Warrants to purchase 931,000 shares of Common Stock
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          1.64%
-------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          PN
-------------------------------------------------------------------------------

CUSIP No. 492515101                   13G                  Page 4 of 7 Pages
-------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Ryan M. Lane
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY
-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 931,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:   (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 931,000 shares of Common Stock
-------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Warrants to purchase 931,000 shares of Common Stock
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          1.64%
-------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          IN
-------------------------------------------------------------------------------

CUSIP No. 492515101                   13G                  Page 5 of 7 Pages
-------------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS

          Martin D. Hoe
-------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (see instructions)
                                                               (a) [X]
                                                               (b) [ ]
-------------------------------------------------------------------------------
     (3)  SEC USE ONLY
-------------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 931,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ----------------------------------------------------------------

PERSON WITH:  (8)   SHARED DISPOSITIVE POWER
                    Warrants to purchase 931,000 shares of Common Stock
-------------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Warrants to purchase 931,000 shares of Common Stock
-------------------------------------------------------------------------------
     (10) CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
     (11) PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
          1.64%
-------------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON (see instructions)
          IN
-------------------------------------------------------------------------------

CUSIP No. 492515101                   13G                  Page 6 of 7 Pages

This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on October 1, 2009 (the "Original Schedule 13G" and the Original Schedule 13G as amended, the "Schedule 13G") with respect to shares of common stock, $0.001 par value per share (the "Common Stock") of Keryx Biopharmaceuticals, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the
Schedule 13G. This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.


Item 4.   Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the filing date required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The Company's quarterly report for the quarterly period ended September 30, 2009 filed on Form 10-Q on November 10, 2009, indicates that as of November 9, 2009, there were 55,980,530 shares of Common Stock outstanding. Pursuant to the terms of the Warrants, the Empery Funds cannot exercise any of the Warrants until such time as the Reporting Persons would not beneficially own, after any such exercise, more than 4.99% of the outstanding number of shares of Common Stock (the "Blocker"). The percentage set forth on Row (11) of the cover pages reflects the Reporting Persons' beneficial ownership of shares of Common Stock of the Company as of December 31, 2009 and is calculated based on the total number of outstanding shares of Common Stock and assumes the exercise of the reported Warrants.

The Investment Manager, which serves as the investment manager to the Empery Funds, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Empery Funds. Each of the Reporting Individuals, as Managing Members of the General Partner of the Investment Manager with the power to exercise investment discretion, may be deemed to be the beneficial owner of all shares of Common Stock owned by the Empery Funds. Each of the Investment Manager and the Reporting Individuals hereby disclaims any beneficial ownership of any such shares of Common Stock, except for their pecuniary interest therein.


Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

CUSIP No. 492515101                   13G                  Page 7 of 7 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 12, 2010

EMPERY ASSET MANAGEMENT, LP                HARTZ CAPITAL INVESTMENTS LLC

By: EMPERY AM GP, LLC, its General         By: EMPERY ASSET MANAGEMENT, LP, its
Partner                                    Authorized Agent

                                           By: EMPERY AM GP, LLC, its General
By: /s/ Ryan M. Lane                       Partner
----------------------
Name: Ryan M. Lane
Title: Managing Member                     By: /s/ Ryan M. Lane
                                           -----------------------
                                           Name: Ryan M. Lane
                                           Title: Managing Member



/s/ Martin D. Hoe                          /s/ Ryan M. Lane
----------------------                     -----------------------
Martin D. Hoe                              Ryan M. Lane